UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 24, 2017

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated February 23, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: February 24, 2017	By:	/s/ Edith Robinson
Edith Robinson Corporate Secretary

TEEKAY LNG PARTNERS REPORTS
FOURTH QUARTER AND ANNUAL 2016 RESULTS

Highlights

•
Reported GAAP net income attributable to the partners and preferred unitholders of $84.4 million and adjusted net income attributable to the partners and preferred unitholders(1) of $29.0 million (excluding items listed in Appendix A to this release) in the fourth quarter of 2016.

•
Generated GAAP income from vessel operations of $38.0 million and $153.2 million, respectively, and total cash flow from vessel operations(1) of $114.5 million and $480.1 million, respectively, in the fourth quarter and fiscal year 2016.

•	Generated distributable cash flow(1) of $50.2 million, or $0.63 per common unit, in the fourth quarter of 2016.

•
Completed approximately $1.0 billion of new long-term financings for the Partnership's growth projects to fund four MEGI LNG carrier newbuildings, the Bahrain regasification terminal and two LPG carrier newbuildings in the Exmar LPG joint venture.

Hamilton, Bermuda, February 23, 2017 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter and year ended December 31, 2016.

	Three Months Ended			Year Ended
	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	100,774	100,658	103,642	396,444	397,991
Income from vessel operations	38,010	50,634	50,222	153,181	181,372
Equity income	9,728	13,514	23,588	62,307	84,171
Net income attributable to the partners and preferred unitholders	84,411	50,107	72,224	140,451	200,883
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	114,534	115,973	121,062	480,063	473,965
Distributable cash flow (DCF) (1)	50,199	54,325	61,541	234,995	254,608
Adjusted net income attributable to the partners and preferred unitholders (1)	28,958	32,093	39,537	148,982	160,041

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the fourth quarter, the Partnership continued to generate stable cash flows supported by a diversified portfolio of long-term contracts totaling approximately $12 billion in forward, contracted revenue(1) and with a weighted average remaining contract length of 13 years," commented Mark Kremin, President and CEO of Teekay Gas Group Ltd. "In the fourth quarter of 2016, our results included a full quarter of contribution from the delivery of our second MEGI LNG carrier newbuilding, the Oak Spirit, which commenced its five-year charter in early-August 2016, and we are scheduled to take delivery of our third MEGI LNG carrier, the Torben Spirit, at the end of February, which will commence its short-term charter contract with a major energy company."

"We continue to make significant progress on securing long-term financing for our growth projects and bolster our liquidity position," Mr. Kremin continued. "We have now secured approximately $1.2 billion(1) of long-term financing for our growth projects delivering through early-2020. Additionally, we have refinanced our 40 percent-owned RasGas 3 LNG carriers and completed a $36 million Norwegian Kroner bond add-on issuance in December 2016 and January 2017, respectively, adding approximately $80 million of liquidity to the Partnership. Looking ahead, we are on track to complete the remainder of the required long-term financings for the Partnership's growth projects within the second half of 2017."

Summary of Recent Events
Temporary Charter Payment Deferral Extended on Two 52 Percent-Owned LNG carriers
Teekay LNG owns a 52 percent interest in two LNG carriers, the Marib Spirit and Arwa Spirit, through its joint venture with Marubeni Corporation, which vessels currently are on long-term charters expiring in 2029 to the Yemen LNG project (YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down the LNG plant in 2015. As a result of a possible extended plant closure, the Partnership's joint venture agreed to a temporary deferral of a significant portion of the charter payments for the two LNG carriers during 2016. At the end of 2016 the Yemen LNG plant remained closed and as a result, in January 2017, the Partnership's joint venture agreed to a further temporary deferral during 2017. During this temporary deferral period, the Partnership's joint venture with Marubeni Corporation is entitled to trade the Marib Spirit and Awra Spirit for its own account.
Sale of the Asian Spirit Suezmax Tanker
In November 2016, the charterer of the 2004-built Suezmax tanker, the Asian Spirit, decided not to declare its extension option, allowing the charter to expire in January 2017. As a result, Teekay LNG agreed to sell the vessel to a third party for net proceeds of $20.6 million which resulted in a write-down of $11.5 million recognized in the fourth quarter of 2016. The Asian Spirit is expected to be delivered to its new owner in mid-March 2017.
Completed Debt Financings
During the fourth quarter, the Partnership completed approximately $1.0 billion in new long-term financings for its committed growth projects, including: (i) sale leaseback transactions for two of its Exmar LPG joint venture newbuilding vessels totaling $56 million(1), (ii) approximately $685 million sale leaseback transaction for four of the Partnership's MEGI LNG carrier newbuildings delivering in 2017 and 2018 and (iii) approximately $220(1) million long-term debt facility relating to the Partnership's 30 percent interest in the Bahrain regasification facility.

In addition, the Partnership completed two refinancings during the fourth quarter, including: (i) refinancing and upsizing of the Partnership's unsecured corporate revolving credit facility from $150 million to $170 million, and (ii) refinancing a $244 million(1) long-term debt facility secured by four 40 percent-owned LNG carriers in the Partnership's RasGas 3 Joint Venture with a new $289 million(1) long-term debt facility.

Lastly, in October 2016, the Partnership completed a five-year Norwegian Kroner (NOK) 900 million ($110 million) bond issuance and in January 2017, a further NOK 300 million ($36 million) add-on issuance. All interest payments were swapped into U.S. dollar fixed-rate coupons of approximately 7.7%.

(1) Based on Teekay LNG's proportionate ownership interests in the projects

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	December 31, 2016			December 31, 2015
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	86,188	14,586	100,774	76,514	27,128	103,642
Income (loss) from vessel operations	43,918	(5,908)	38,010	37,684	12,538	50,222
Equity income	9,728	—	9,728	23,588	—	23,588
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	70,889	7,490	78,379	59,473	14,841	74,314
CFVO from equity accounted vessels(i)	36,155	—	36,155	46,748	—	46,748
Total CFVO(i)	107,044	7,490	114,534	106,221	14,841	121,062

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations and cash flow from vessel operations from consolidated vessels for the three months ended December 31, 2016 compared to the same quarter of the prior year increased primarily due to the deliveries of the Creole Spirit and Oak Spirit MEGI LNG carrier newbuildings, which commenced their five-year charter contracts with Cheniere Energy in late-February 2016 and early-August 2016, respectively, which was partially offset by lower revenues from the Partnership's six LPG carriers chartered out to I.M. Skaugen SE (Skaugen) as a portion of the fourth quarter revenue was not recognized as a result of a temporary deferral agreement.
Equity income and cash flow from vessel operations from equity accounted vessels for the three months ended December 31, 2016 compared to the same quarter of the prior year decreased primarily due to: a loss on the sale of an older LPG carrier, lower mid-sized LPG carrier spot rates, and the redelivery of an in-chartered LPG carrier (partially offset by the additions of three LPG carrier newbuildings delivered from February to November 2016) in the Partnership’s 50 percent-owned joint venture with Exmar (Exmar LPG Joint Venture); and the temporary deferral during 2016 of a portion of the charter payments for the Marib Spirit and Arwa Spirit LNG carriers in the Partnership’s 52 percent-owned joint venture with Marubeni Corporation as YLNG temporarily closed its LNG operations in Yemen in 2015. Equity income was impacted positively by an increase in unrealized gains on non-designated derivative instruments in certain of the Partnership's equity accounted investments and lower combined interest expense and realized losses on non-designated derivative instruments due to the maturity of the interest rate swaps held in the Partnership’s 40 percent-owned joint venture with Qatar Gas Transport Company (Nakilat) in the fourth quarter of 2016.
Conventional Tanker Segment
Income (loss) from vessel operations and cash flow from vessel operations for the three months ended December 31, 2016 compared to the same quarter of the prior year decreased primarily due to the sales of the Bermuda Spirit and Hamilton Spirit in April and May 2016, respectively, and lower revenues earned by the Teide Spirit relating to its profit sharing agreement as Suezmax spot rates decreased in 2016. Income from vessel operations was also impacted by the $11.5 million write-down recognized in the fourth quarter of 2016 for the Asian Spirit which was sold in the first quarter of 2017.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of February 1, 2017:

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	31(ii)	19(ii)	50
LPG/Multigas Carrier Fleet	24(iii)	4(iv)	28
Conventional Tanker Fleet	6	—	6
Total	61	23	84

(i)	Owned vessels includes vessels accounted for under capital leases and vessel held for sale.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(iv)	The Partnership’s interest in these vessels is 50 percent.

Liquidity
In January 2017, the Partnership issued in the Norwegian bond market NOK 300 million (equivalent to approximately $36 million) in new senior unsecured bonds through an add-on to its existing NOK bonds due in October 2021, priced at 103.75% of face value. All payments have been swapped into a U.S. Dollar fixed interest rate of 7.69%.

As of December 31, 2016, the Partnership had total liquidity of $369.8 million (comprised of $126.1 million in cash and cash equivalents and $243.7 million in undrawn credit facilities). Giving pro-forma effect to the distribution from our RasGas 3 joint venture in February 2017 as a result of its refinancing completed in December 2016 and the NOK 300 million bond issuance completed in January 2017, the Partnership’s total liquidity as at December 31, 2016 would have been approximately $446 million.

Conference Call
The Partnership plans to host a conference call on Thursday, February 23, 2017 at 11:00 a.m. (ET) to discuss the results for the fourth quarter and fiscal year 2016. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (866) 233-4566 or (416) 642-5210, if outside North America, and quoting conference ID code 8118173.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the web site for a period of 30 days).

An accompanying Fourth Quarter and Fiscal Year 2016 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
The conference call will be recorded and made available until Thursday, March 9, 2017. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 8118173.

About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 50 LNG carriers (including 19 newbuildings), 28 LPG/Multigas carriers (including four newbuildings) and six conventional tankers. The Partnership's interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbol “TGP” and "TGP PR A", respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-6442
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.
Cash Flow from Vessel Operations

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but also includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity Accounted Vessels has been included as a component of the Partnership’s total CFVO. CFVO from Equity Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity accounted vessels. The Partnership does not control its equity accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity accounted vessels is retained within the equity accounted investments or distributed to the Partnership and other shareholders. In addition, the Partnership does not control the timing of such distributions to the Partnership and other shareholders. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity Accounted Vessels may not be available to the Company in the periods such CFVO is generated by the equity accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income
Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors and management use this information to evaluate the Partnership’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow
Distributable cash flow (DCF) represents net income adjusted for depreciation and amortization expense, vessel write-downs, loss on sale of vessels, equity income, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing leases to a cash basis and unrealized foreign exchange related items, including the Partnership's proportionate share of such items in equity accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community and management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	100,774	100,658	103,642	396,444	397,991

Voyage expenses	(302)	(355)	(215)	(1,656)	(1,146)
Vessel operating expenses	(22,270)	(22,055)	(24,046)	(88,590)	(94,101)
Depreciation and amortization	(25,021)	(24,041)	(23,002)	(95,542)	(92,253)
General and administrative expenses	(3,634)	(3,573)	(5,666)	(18,499)	(25,118)
Restructuring charges	—	—	(491)	—	(4,001)
Write-down and loss on sale of vessels(1)	(11,537)	—	—	(38,976)	—
Income from vessel operations	38,010	50,634	50,222	153,181	181,372

Equity income(2)	9,728	13,514	23,588	62,307	84,171
Interest expense(3)	(15,934)	(15,644)	(10,827)	(58,844)	(43,259)
Interest income	783	653	539	2,583	2,501
Realized and unrealized gain (loss) on non-designated derivative instruments(4)	43,245	5,004	9,957	(7,161)	(20,022)
Foreign currency exchange gain(5)	15,474	504	5,712	5,335	13,943
Other income	314	397	355	1,537	1,526
Net income before tax expense	91,620	55,062	79,546	158,938	220,232
Income tax expense	(251)	(209)	(2,431)	(973)	(2,722)
Net income	91,369	54,853	77,115	157,965	217,510

Non-controlling interest in net income	6,958	4,746	4,891	17,514	16,627
Preferred unitholders' interest in net income	2,719	—	—	2,719	—
General Partner's interest in net income	1,634	1,002	1,444	2,755	26,276
Limited partners’ interest in net income	80,058	49,105	70,780	134,977	174,607
Weighted-average number of common units outstanding:
• Basic	79,571,820	79,571,820	79,528,595	79,568,352	78,896,767
• Diluted	79,705,854	79,697,417	79,596,288	79,671,858	78,961,102
Total number of common units outstanding at end of period	79,571,820	79,571,820	79,551,012	79,571,820	79,551,012

(1)
Write-down and loss on sale of vessels relates to Centrofin Management Inc. (or Centrofin) exercising its purchase options, under the 12-year charter contracts, to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers during the year ended December 31, 2016. The Bermuda Spirit was sold to Centrofin on April 15, 2016 and the Hamilton Spirit was sold to Centrofin on May 17, 2016 for combined gross proceeds of $94 million. The Partnership received a total of $50 million from Centrofin prior to the commencement of the two charters and thus, the purchase option prices were lower than they would have been otherwise. Such amounts received from Centrofin were accounted for under GAAP as deferred revenue (prepayment of future charter payments) and not as a reduction in the purchase price of the vessels, and was amortized to revenues over the 12-year charter periods on a straight-line basis. Approximately $28 million of the $50 million had been recognized to revenues since the inception of the charters, which approximates the $27 million loss on sale recognized in the first quarter of 2016. In addition, the write-down and loss on sale of vessels also relates to the sale of the Asian Spirit for net proceeds of $20.6 million, which resulted in an $11.5 million write-down for the three months and year ended December 31, 2016. Delivery of the vessel to its new owner is scheduled for the first quarter of 2017.

(2)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Partnership’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
Equity income	9,728	13,514	23,588	62,307	84,171
Proportionate share of unrealized gain on non-designated derivative instruments	(8,078)	(4,604)	(6,798)	(6,963)	(10,945)
Proportionate share of ineffective portion of hedge accounted interest rate swaps	(364)	(682)	(357)	(372)	765
Proportionate share of write-down and loss on sale of vessels	4,861	—	1,228	4,861	1,228
Proportionate share of other items	1,162	—	—	1,317	(2,626)
Equity income adjusted for items in Appendix A	7,309	8,228	17,661	61,150	72,593

(3)
Included in interest expense is ineffectiveness for derivative instruments designated as hedges for accounting purposes, as detailed in the table below (excludes any interest rate swap agreements designated and qualifying cash flow hedges in the Partnership's equity accounted joint ventures):

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
Ineffective portion on qualifying cash flow hedging instruments	1,044	(130)	—	—	—

(4) The realized gains (losses) on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
Realized (losses) gains relating to:
Interest rate swap agreements	(6,190)	(6,494)	(7,112)	(25,940)	(28,968)
Toledo Spirit time-charter derivative contract	(1,274)	(10)	(3,185)	(654)	(3,429)
	(7,464)	(6,504)	(10,297)	(26,594)	(32,397)

Unrealized gains (losses) relating to:
Interest rate swap agreements	34,068	8,436	13,933	15,627	14,768
Interest rate swaption agreements	16,601	1,992	4,551	(164)	(783)
Toledo Spirit time-charter derivative contract	40	1,080	1,770	3,970	(1,610)
	50,709	11,508	20,254	19,433	12,375

Total realized and unrealized gains (losses) on non-designated derivative instruments	43,245	5,004	9,957	(7,161)	(20,022)

(5)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange gain includes realized losses relating to the amounts the Partnership paid to settle or terminate the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds, partially offset by realized gains on the repurchase of NOK 292 million bonds in October 2016. The Partnership issued NOK 3.5 billion of unsecured bonds between May 2012 and October 2016. Foreign currency exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
Realized losses on cross-currency swaps	(2,160)	(2,283)	(2,472)	(9,063)	(7,640)
Realized losses on cross-currency swaps termination	(17,711)	—	—	(17,711)	—
Realized gains on repurchase of NOK bonds	16,782	—	—	16,782	—
Unrealized (losses) gains on cross-currency swaps	(6,053)	20,217	(7,934)	28,905	(57,759)
Unrealized gains (losses) on revaluation of NOK bonds	12,644	(14,748)	11,310	(18,967)	54,691

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at December 31,	As at September 30,	As at December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	126,146	268,395	102,481
Restricted cash – current	10,145	5,296	6,600
Accounts receivable	25,224	16,175	22,081
Prepaid expenses	3,724	4,501	4,469
Vessel held for sale	20,580	—	—
Current portion of derivative assets	531	21	—
Current portion of net investments in direct financing leases	150,342	18,788	20,606
Advances to affiliates	9,739	15,568	13,026
Total current assets	346,431	328,744	169,263

Restricted cash – long-term	106,882	94,931	104,919

Vessels and equipment
At cost, less accumulated depreciation	1,374,128	1,417,825	1,595,077
Vessels under capital leases, at cost, less accumulated depreciation	484,253	488,245	88,215
Advances on newbuilding contracts	357,602	314,766	424,868
Total vessels and equipment	2,215,983	2,220,836	2,108,160
Investment in and advances to equity accounted joint ventures	1,037,726	935,246	883,731
Net investments in direct financing leases	492,666	629,608	646,052
Other assets	5,529	6,954	20,811
Derivative assets	4,692	2,397	5,623
Intangible assets – net	69,934	72,148	78,790
Goodwill – liquefied gas segment	35,631	35,631	35,631
Total assets	4,315,474	4,326,495	4,052,980

LIABILITIES AND EQUITY
Current
Accounts payable	5,562	2,934	2,770
Accrued liabilities	35,881	31,431	37,456
Unearned revenue	16,998	16,613	19,608
Current portion of long-term debt	188,511	168,927	197,197
Current obligations under capital lease	40,353	67,669	4,546
Current portion of in-process contracts	15,833	15,384	12,173
Current portion of derivative liabilities	56,800	87,381	52,083
Advances from affiliates	15,492	13,053	22,987
Total current liabilities	375,430	403,392	348,820
Long-term debt	1,602,715	1,797,270	1,802,012
Long-term obligations under capital lease	352,486	329,287	54,581
Long-term unearned revenue	10,332	10,657	30,333
Other long-term liabilities	60,573	62,166	71,152
In-process contracts	8,233	10,903	20,065
Derivative liabilities	128,293	149,871	182,338
Total liabilities	2,538,062	2,763,546	2,509,301

Equity
Limited partners - common units	1,563,852	1,494,846	1,472,327
Limited partners - preferred units	123,426	—	—
General Partner	50,653	49,246	48,786
Accumulated other comprehensive income (loss)	575	(12,547)	(2,051)
Partners' equity	1,738,506	1,531,545	1,519,062
Non-controlling interest (1)	38,906	31,404	24,617
Total equity	1,777,412	1,562,949	1,543,679
Total liabilities and total equity	4,315,474	4,326,495	4,052,980

(1)
Non-controlling interest includes: a 30 percent equity interest in the RasGas II joint venture (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in several of the Partnership’s ship-owning subsidiaries or joint ventures, which in each case represents the ownership interest not owned by the Partnership.

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2016	2015
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	157,965	217,510
Non-cash items:
Unrealized gain on non-designated derivative instruments	(19,433)	(12,375)
Depreciation and amortization	95,542	92,253
Write-down and loss on sale of vessels	38,976	—
Unrealized foreign currency exchange gain and other	(40,964)	(26,090)
Equity income, net of dividends received of $36,613 (2015 – $97,146)	(25,694)	12,975
Change in operating assets and liabilities	(17,922)	(34,187)
Expenditures for dry docking	(12,686)	(10,357)
Net operating cash flow	175,784	239,729

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	573,514	391,574
Scheduled repayments of long-term debt	(320,242)	(126,557)
Prepayments of long-term debt	(463,422)	(90,000)
Debt issuance costs	(3,462)	(2,856)
Scheduled repayments of capital lease obligations	(21,594)	(4,423)
Proceeds from equity offerings, net of offering costs	120,707	35,374
Decrease (increase) in restricted cash	4,651	(30,321)
Cash distributions paid	(45,467)	(255,519)
Dividends paid to non-controlling interest	(3,402)	(1,629)
Net financing cash flow	(158,717)	(84,357)

INVESTING ACTIVITIES
Capital contributions to equity accounted joint ventures	(120,879)	(25,852)
Loan repayments from equity accounted joint ventures	—	23,744
Receipts from direct financing leases	23,650	15,837
Proceeds from sale of vessels	94,311	—
Proceeds from sale-lease back of vessels	355,306	—
Expenditures for vessels and equipment	(345,790)	(191,969)
Increase in restricted cash	—	(34,290)
Net investing cash flow	6,598	(212,530)

Increase (decrease) in cash and cash equivalents	23,665	(57,158)
Cash and cash equivalents, beginning of the year	102,481	159,639
Cash and cash equivalents, end of the year	126,146	102,481

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net Income
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	91,369	77,115	157,965	217,510
Less: Net income attributable to non-controlling interests	(6,958)	(4,891)	(17,514)	(16,627)
Net income attributable to the partners and preferred unitholders	84,411	72,224	140,451	200,883
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange (gain) loss(1)	(17,783)	(9,236)	(14,699)	(21,263)
Unrealized gains on non-designated derivative instruments(2)	(50,709)	(20,254)	(19,433)	(12,375)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense(3)	(1,044)	—	—	—
Unrealized gains on non-designated and designated derivative instruments and other items from equity accounted investees(4)	(2,419)	(5,927)	(1,157)	(11,578)
Write-down and loss on sale of vessels(5)	11,537	—	38,976	—
Income tax expense(6)	—	1,450	—	1,450
Non-controlling interests’ share of items above(7)	3,750	1,280	3,629	2,924
Other item	1,215	—	1,215	—
Total adjustments	(55,453)	(32,687)	8,531	(40,842)
Adjusted net income attributable to the partners and preferred unitholders	28,958	39,537	148,982	160,041

(1)
Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period, unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds, the realized gains on the repurchase of NOK 292 million bonds in October 2016 and the realized loss on the termination of the associated cross-currency swaps. This amount excludes the realized losses relating to regular settlements of the cross-currency swaps for the NOK bonds. See note 5 to the Consolidated Statements of Income included in this release for further details.

(2)
Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See note 4 to the Consolidated Statements of Income included in this release for further details.

(3)	Reflects the ineffectiveness for derivative instruments designated as hedges for accounting purposes. See note 3 to the Consolidated Statements of Income included in this release for further details.

(4)
Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity accounted investments; the Partnership's proportionate share of the write-down of $4.9 million for the three months and year ended December 31, 2016 and net loss of $1.2 million for the three months and year ended December 31, 2015 on the sales of vessels from the Exmar LPG joint venture; and the Partnership's proportionate share of certain other items in its equity accounted investments. See note 2 to the Consolidated Statements of Income included in this release for further details.

(5)
Write-down and loss on sale of vessels relate to the Partnership's sales of the Bermuda Spirit, Hamilton Spirit, and Asian Spirit. See note 1 to the Consolidated Statements of Income included in this release for further details.

(6)	Reflects the additional tax expense in relation to the termination of the capital lease in the Teekay Nakilat joint venture for the three months and year ended December 31, 2015.

(7)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income:	91,369	77,115	157,965	217,510
Add:
Depreciation and amortization	25,021	23,002	95,542	92,253
Write-down and loss on sale of vessels	11,537	—	38,976	—
Partnership’s share of equity accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	16,335	25,060	92,747	101,053
Direct finance lease payments received in excess of revenue recognized	5,363	4,729	20,445	18,425
Distributions relating to equity financing of newbuildings	1,685	—	1,685	12,528

Less:
Equity income	(9,728)	(23,588)	(62,307)	(84,171)
Estimated maintenance capital expenditures	(12,212)	(11,907)	(48,221)	(47,254)
Unrealized (gain) loss on non-designated derivative instruments	(50,709)	(20,254)	(19,433)	(12,375)
Unrealized foreign currency exchange (gain) loss	(17,783)	(9,236)	(14,699)	(21,263)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(1,044)	—	—	—
Distributions relating to preferred units	(2,719)	—	(2,719)	—
Deferred income tax and other non-cash items	(1,529)	2,052	(3,414)	(775)
Distributable Cash Flow before Non-controlling interest	55,586	66,973	256,567	275,931
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,387)	(5,432)	(21,572)	(21,323)
Distributable Cash Flow	50,199	61,541	234,995	254,608
Amount of cash distributions attributable to the General Partner	(229)	(227)	(910)	(26,324)
Limited partners' Distributable Cash Flow	49,970	61,314	234,085	228,284
Weighted-average number of common units outstanding	79,571,820	79,528,595	79,568,352	78,896,767
Distributable Cash Flow per limited partner common unit	0.63	0.77	2.94	2.89

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures were $7.8 million and $7.4 million for the three months ended December 31, 2016 and 2015, respectively, and $30.3 million and $29.0 million for the year ended December 31, 2016 and 2015, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	86,188	14,586	100,774
Voyage expenses	(31)	(271)	(302)
Vessel operating expenses	(17,370)	(4,900)	(22,270)
Depreciation and amortization	(21,608)	(3,413)	(25,021)
General and administrative expenses	(3,261)	(373)	(3,634)
Write-down and loss on sale of vessels	—	(11,537)	(11,537)
Income (loss) from vessel operations	43,918	(5,908)	38,010

	Three Months Ended December 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	76,514	27,128	103,642
Voyage recoveries (expenses)	203	(418)	(215)
Vessel operating expenses	(16,651)	(7,395)	(24,046)
Depreciation and amortization	(17,745)	(5,257)	(23,002)
General and administrative expenses	(4,637)	(1,029)	(5,666)
Restructuring charges	—	(491)	(491)
Income from vessel operations	37,684	12,538	50,222

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2016			Year Ended December 31, 2016
	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Total
Income (loss) from vessel operations (See Appendix C)	43,918	(5,908)	38,010	153,181
Depreciation and amortization	21,608	3,413	25,021	95,542
Write-down and loss on sale of vessels	—	11,537	11,537	38,976
Amortization of in-process contracts included in voyage revenues	—	(278)	(278)	(2,202)
Direct finance lease payments received in excess of revenue recognized	5,363	—	5,363	20,445
Realized loss on Toledo Spirit derivative contract	—	(1,274)	(1,274)	(654)
Cash flow adjustment for two Suezmax tankers(1)	—	—	—	1,966
Cash flow from vessel operations from consolidated vessels	70,889	7,490	78,379	307,254

	Three Months Ended December 31, 2015			Year Ended December 31, 2015
	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Total
Income from vessel operations (See Appendix C)	37,684	12,538	50,222	181,372
Depreciation and amortization	17,745	5,257	23,002	92,253
Amortization of in-process contracts included in voyage revenues	(685)	(278)	(963)	(2,772)
Direct finance lease payments received in excess of revenue recognized	4,729	—	4,729	18,425
Realized loss on Toledo Spirit derivative contract	—	(3,185)	(3,185)	(3,429)
Cash flow adjustment for two Suezmax tankers(1)	—	509	509	2,008
Cash flow from vessel operations from consolidated vessels	59,473	14,841	74,314	287,857

(1)
The Partnership’s charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ended September 30, 2014. The cash effect of the change in hire rates was not fully reflected in the Partnership’s statements of income as the change in the lease payments was being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contracts and the vessels were redelivered during the second quarter of 2016. See note 1 to the Consolidated Statements of Income included in this release for future details.

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	December 31, 2016		December 31, 2015
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	125,372	56,426	147,861	68,013
Voyage expenses	(6,542)	(3,329)	(6,528)	(3,280)
Vessel operating expenses	(41,499)	(19,076)	(42,084)	(19,497)
Depreciation and amortization	(28,244)	(14,141)	(25,979)	(13,008)
Write-down and loss on sale of vessels	(9,721)	(4,861)	(2,455)	(1,228)
Income from vessel operations of equity accounted vessels	39,366	15,019	70,815	31,000
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(7,491)	(5,291)	(13,677)	(7,412)
Net income / equity income of equity accounted vessels	31,875	9,728	57,138	23,588

Income from vessel operations of equity accounted vessels	39,366	15,019	70,815	31,000
Depreciation and amortization	28,244	14,141	25,979	13,008
Write-down and loss on sale of vessels	9,721	4,861	2,455	1,228
Direct finance lease payments received in excess of revenue recognized	9,475	3,438	8,631	3,135
Amortization of in-process revenue contracts	(2,541)	(1,304)	(3,176)	(1,623)

Cash flow from vessel operations from equity accounted vessels	84,265	36,155	104,704	46,748

	Year Ended
	December 31, 2016		December 31, 2015
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	553,461	252,677	603,241	276,393
Voyage expenses	(20,051)	(10,121)	(38,078)	(19,169)
Vessel operating expenses	(166,841)	(77,496)	(164,206)	(76,344)
Depreciation and amortization	(104,098)	(52,095)	(96,585)	(48,702)
Write-down and loss on sale of vessels	(9,721)	(4,861)	(2,455)	(1,228)
Income from vessel operations of equity accounted vessels	252,750	108,104	301,917	130,950
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(100,992)	(45,797)	(105,243)	(46,779)
Net income / equity income of equity accounted vessels	151,758	62,307	196,674	84,171

Income from vessel operations of equity accounted vessels	252,750	108,104	301,917	130,950
Depreciation and amortization	104,098	52,095	96,585	48,702
Write-down and loss on sale of vessels	9,721	4,861	2,455	1,228
Direct finance lease payments received in excess of revenue recognized	36,462	13,231	34,062	12,381
Amortization of in-process revenue contracts	(10,697)	(5,482)	(14,030)	(7,153)

Cash flow from vessel operations from equity accounted vessels	392,334	172,809	420,989	186,108

(1)
The Partnership's equity accounted vessels for the three months ended December 31, 2016 and 2015 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including four newbuildings, as at December 31, 2016, compared to 23 vessels owned and in-chartered, including six newbuildings, as at December 31, 2015; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in an LNG receiving and regasification terminal currently under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at December 31, 2016		As at December 31, 2015
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	400,090	167,813	293,726	131,153
Other current assets	72,437	33,817	41,053	18,879
Vessels and equipment	2,174,467	1,121,293	2,145,534	1,107,589
Advances on newbuilding contracts	824,534	303,162	388,145	159,898
Net investments in direct financing leases, current and non-current	1,816,365	665,599	1,873,531	685,678
Other non-current assets	73,814	44,177	68,630	42,172
Total assets	5,361,707	2,335,861	4,810,619	2,145,369

Current portion of long-term debt and obligations under capital lease	519,966	261,485	165,420	75,494
Current portion of derivative liabilities	27,388	9,622	32,381	11,716
Other current liabilities	76,480	32,068	67,714	30,490
Long-term debt and obligations under capital lease	2,401,522	984,946	2,810,919	1,225,690
Derivative liabilities	82,738	27,526	97,377	32,549
Other long-term liabilities	601,971	260,502	87,916	45,569
Equity	1,651,642	759,712	1,548,892	723,861
Total liabilities and equity	5,361,707	2,335,861	4,810,619	2,145,369

Investments in equity accounted joint ventures		759,712		723,861
Advances to equity accounted joint ventures		278,014		159,870
Investments in and advances to equity accounted joint ventures		1,037,726		883,731

(1)
The Partnership's equity accounted joint ventures as at December 31, 2016 and 2015 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including four newbuildings, as at December 31, 2016, compared to 23 vessels owned and in-chartered, including six newbuildings, as at December 31, 2015; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in an LNG receiving and regasification terminal currently under construction in Bahrain.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s expected forward, contracted revenues and weighted average remaining contract length; the timing of newbuilding vessel deliveries and the commencement of related contracts; the Partnership's access to capital markets and the timing and certainty of securing financing for the Partnership's remaining committed growth projects; the charter payment deferral on the Partnership's two 52 percent-owned LNG carriers on charter to the Yemen LNG project and six LPG carriers on charter to Skaugen, and including the temporary nature of such deferrals; and the sale of the Asian Spirit conventional tanker. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership's and the Partnership's joint ventures' ability to secure financing for its existing newbuildings and projects; factors affecting the resumption of the LNG plant in Yemen; the inability of the Partnership to collect the deferred charter payments from the Yemen LNG project and from Skaugen; a delay in, or failure to complete, the sale of the Asian Spirit; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015 and Form 6-K for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.